__________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Amendment No. 5

KINDER MORGAN ENERGY PARTNERS, L.P.
(Name of Issuer)
__________________

Common Units
(Title of Class of Securities)
__________________

494550 10 6
(CUSIP Number)

Mr. Joseph Listengart
Knight Inc.
500 Dallas Street, Suite 1000
Houston, Texas  77002
Telephone: (713) 369-9000
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

with a copy to:
Mr. Gary W. Orloff
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas  77002
Telephone: (713) 221-1306
Fax: (713) 221-2166
__________________

August 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
__________________

SCHEDULE 13D
CUSIP No.: 494550 10 6
1	Name of Reporting Person Knight Inc.
2	Check the Appropriate Box If A Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Kansas
7	Sole Voting Power 10,852,788
8	Shared Voting Power 5,517,640
9	Sole Dispositive Power 10,852,788
10	Shared Dispositive Power 5,517,640
11	Aggregate Amount Beneficially Owned by Reporting Person 16,370,428
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 9.1%
14	Type of Reporting Person CO

SCHEDULE 13D
CUSIP No.: 494550 10 6
1	Name of Reporting Person Knight Midco Inc.
2	Check the Appropriate Box If A Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware
7	Sole Voting Power 0
8	Shared Voting Power 16,370,428
9	Sole Dispositive Power 0
10	Shared Dispositive Power 16,370,428
11	Aggregate Amount Beneficially Owned by Reporting Person 16,370,428
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 9.1%
14	Type of Reporting Person CO

SCHEDULE 13D
CUSIP No.: 494550 10 6
1	Name of Reporting Person Knight Holdco DE Inc.
2	Check the Appropriate Box If A Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware
7	Sole Voting Power 0
8	Shared Voting Power 16,370,428
9	Sole Dispositive Power 0
10	Shared Dispositive Power 16,370,428
11	Aggregate Amount Beneficially Owned by Reporting Person 16,370,428
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 9.1%
14	Type of Reporting Person CO

SCHEDULE 13D
CUSIP No.: 494550 10 6
1	Name of Reporting Person Knight Holdco LLC
2	Check the Appropriate Box If A Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Delaware
7	Sole Voting Power 0
8	Shared Voting Power 16,370,428
9	Sole Dispositive Power 0
10	Shared Dispositive Power 16,370,428
11	Aggregate Amount Beneficially Owned by Reporting Person 16,370,428
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 9.1%
14	Type of Reporting Person HC

STATEMENT ON SCHEDULE 13D

Explanatory Notes: This Amendment No. 5 amends and supplements the Statement on Schedule 13D (the “Initial Statement”) filed by Kinder Morgan, Inc. on January 28, 2000, relating to the common units (“Common Units”) of Kinder Morgan Energy Partners, L.P. (such Initial Statement, as amended and supplemented by Amendment No. 1 dated September 16, 2002, Amendment No. 2 dated December 20, 2004, Amendment No. 3 dated June 11, 2007 and Amendment No. 4 dated July 13, 2007, the “Statement”).

On June 14, 2007, Kinder Morgan, Inc. changed its name to “Knight Inc.”

Item 2.	Identity and Background

Item 2 of the Statement is hereby supplemented as follows:

Information relating to certain affiliates of and investment funds associated with American International Group, Inc., as members of Knight Holdco LLC, is contained in Appendix A attached hereto and is incorporated herein by reference. Such appendix amends and restates, as to such affiliates and investment funds, the information contained in Appendix A of Amendment No. 4 of the Statement dated July 13, 2007.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is supplemented as follows:

On August 28, 2008, the Issuer issued an aggregate of 2,014,693 Common Units to Knight Inc. in exchange for Knight Inc.’s interest in two pipeline systems.  The Common Units issued were valued at approximately $116 million based on the average closing price per Common Unit on the New York Stock Exchange for the ten trading days ending on August 27, 2008.  The transaction was approved by the board of directors of Kinder Morgan Management, LLC, the delegate of the general partner of the Issuer, following the receipt of a fairness opinion from an investment banking firm.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is supplemented as follows:

(a) and (b)  The response in Item 3 is incorporated herein by reference.  As of August 28, 2008, Knight Inc. beneficially owned directly 10,852,788 Common Units, representing 6.1% of the outstanding Common Units, and beneficially owned through wholly-owned subsidiaries an additional 5,517,640 Common Units, representing 3.1% of the outstanding Common Units.  Knight Inc. had sole voting and dispositive power with respect to the Common Units owned directly, and with respect to the Common Units owned by wholly-owned subsidiaries, shared voting and dispositive power with those wholly-owned subsidiaries.  Thus, as of August 28, 2008, Knight Inc. had direct and indirect beneficial ownership of 16,370,428 Common Units, representing 9.1% of the outstanding Common Units.

Knight Midco Inc., Knight Holdco DE Inc. and Knight Holdco LLC may be deemed to have indirect beneficial ownership of the 16,370,428 Common Units owned by their wholly-owned subsidiaries, representing, as of August 28, 2008, 9.1% of the outstanding Common Units.  The persons listed on Appendix A disclaim any beneficial ownership of the Common Units owned by the Reporting Persons.

(c)  Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons’ best knowledge, the persons listed on Appendix A, have effected any transactions in the Common Units in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2009	Knight Inc.

	By:	/s/ Joseph Listengart
Joseph Listengart Vice President, General Counsel and Secretary

Knight Midco Inc.

	By:	/s/ Joseph Listengart
Joseph Listengart Vice President, General Counsel and Secretary

Knight Holdco DE Inc.

	By:	/s/ Joseph Listengart
Joseph Listengart Vice President, General Counsel and Secretary

Knight Holdco LLC

	By:	/s/ Joseph Listengart
Joseph Listengart Vice President, General Counsel and Secretary

APPENDIX A

INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF KNIGHT INC.

Set forth below are the name, current business address, citizenship, present principal occupation or employment and beneficial ownership of Common Units of each director and executive officer of Knight Inc. Unless otherwise indicated, the principal address of each person listed below is 500 Dallas Street, Suite 1000, Houston, Texas 77002. Each director or executive officer listed below is a citizen of the United States and, except as set forth below, has sole voting and dispositive power over all Common Units beneficially owned by him or her.

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) as of August 28, 2008, unless provided otherwise
Richard D. Kinder (1)

Mr. Kinder is a Director, Chairman of the Board of Directors and Chief Executive Officer of Knight Inc.  Mr. Kinder’s present principal occupation is the foregoing and Director, Chairman and Chief Executive Officer of Kinder Morgan G.P., Inc. (“KMGP”) and Kinder Morgan Management, LLC (“KMR”).

315,979 (less than 1%)
C. Park Shaper	Mr. Shaper is President and a Director of Knight Inc. Mr. Shaper’s present principal occupation is the foregoing and President and a Director of KMGP and KMR.	4,000 (less than 1%)
Kenneth Pontarelli Goldman, Sachs & Co. 85 Broad Street New York, NY 10004	Mr. Pontarelli is a Director of Knight Inc. Mr. Pontarelli’s present principal occupation is Managing Director of Goldman, Sachs & Co.	1,000 (less than 1%)
Kimberly A. Dang

Ms. Dang is the Vice President, Investor Relations and Chief Financial Officer of Knight Inc.  Ms. Dang’s present principal occupation is the foregoing and Vice President, Investor Relations and Chief Financial Officer of KMGP and KMR.

121 (less than 1%)
Steven J. Kean (2)

Mr. Kean is the Executive Vice President and Chief Operating Officer of Knight Inc.  Mr. Kean’s present principal occupation is the foregoing and Executive Vice President and Chief Operating Officer of KMGP and KMR.

─
David D. Kinder (3)

Mr. Kinder is the Vice President, Corporate Development and Treasurer of Knight Inc.  Mr. Kinder’s present principal occupation is the foregoing and Vice President, Corporate Development and Treasurer of KMGP and KMR.

2,186 (less than 1%)

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) as of August 28, 2008, unless provided otherwise
Joseph Listengart (4)

Mr. Listengart is the Vice President, General Counsel and Secretary of Knight Inc.  Mr. Listengart’s present principal occupation is the foregoing and Vice President, General Counsel and Secretary of KMGP and KMR.

4,198 (less than 1%)
James E. Street

Mr. Street is the Vice President, Human Resources and Administration of Knight Inc.  Mr. Street’s present principal occupation is the foregoing and Vice President, Human Resources and Administration of KMGP and KMR.

10,000 (less than 1%)
_______________

(1)	Includes 7,979 Common Units owned by Mr. Kinder’s spouse. Mr. Kinder disclaims any and all beneficial or pecuniary interest in these Common Units.

(2)	On March 3, 2009, Mr. Kean purchased 1,780 common units (less than 1%).

(3)	Includes 1,211 Common Units owned by Mr. Kinder’s spouse. Mr. Kinder disclaims any and all beneficial or pecuniary interest in these Common Units.

(4)	On March 3, 2009, Mr. Listengart purchased 1,300 common units, resulting in total beneficial ownership by Mr. Listengart of 5,498 common units (less than 1%).

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
KNIGHT MIDCO INC.

Set forth below are the name, current business address, citizenship, present principal occupation or employment and beneficial ownership of Common Units of each director and executive officer of Knight Midco Inc. (“Knight Midco”). Unless otherwise indicated, the principal address of each person listed below is 500 Dallas Street, Suite 1000, Houston, Texas 77002. Each director or executive officer listed below is a citizen of the United States and, except as set forth below, has sole voting and dispositive power over all Common Units beneficially owned by him or her.

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) as of August 28, 2008, unless provided otherwise
Richard D. Kinder (1)	Mr. Kinder is the sole Director and Chief Executive Officer of Knight Midco. Mr. Kinder’s present principal occupation is Director, Chairman and Chief Executive Officer of Knight Inc., KMGP and KMR.	315,979 (less than 1%)
C. Park Shaper	Mr. Shaper is President of Knight Midco. Mr. Shaper’s present principal occupation is President and a Director of Knight Inc., KMGP and KMR.	4,000 (less than 1%)
Joseph Listengart (2)

Mr. Listengart is the Vice President, General Counsel and Secretary of Knight Midco.  Mr. Listengart’s present principal occupation is Vice President, General Counsel and Secretary of Knight Inc., KMGP and KMR.

4,198 (less than 1%)
_______________

(1)	Includes 7,979 Common Units owned by Mr. Kinder’s spouse. Mr. Kinder disclaims any and all beneficial or pecuniary interest in these Common Units.

(2)	On March 3, 2009, Mr. Listengart purchased 1,300 common units, resulting in total beneficial ownership by Mr. Listengart of 5,498 common units (less than 1%).

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
KNIGHT HOLDCO DE INC.

Set forth below are the name, current business address, citizenship, present principal occupation or employment and beneficial ownership of Common Units of each director and executive officer of Knight Holdco DE Inc. (“Knight Holdco DE”).  Unless otherwise indicated, the principal address of each person listed below is 500 Dallas Street, Suite 1000, Houston, Texas 77002.  Each director or executive officer listed below is a citizen of the United States and, except as set forth below, has sole voting and dispositive power over all Common Units beneficially owned by him or her.

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) as of August 28, 2008, unless provided otherwise
Richard D. Kinder (1)

Mr. Kinder is the sole Director and Chief Executive Officer of Knight Holdco DE.  Mr. Kinder’s present principal occupation is Director, Chairman and Chief Executive Officer of Knight Inc., KMGP and KMR.

315,979 (less than 1%)
C. Park Shaper	Mr. Shaper is President of Knight Holdco DE. Mr. Shaper’s present principal occupation is President and a Director of Knight Inc., KMGP and KMR.	4,000 (less than 1%)
Joseph Listengart (2)

Mr. Listengart is the Vice President, General Counsel and Secretary of Knight Holdco DE.  Mr. Listengart’s present principal occupation is Vice President, General Counsel and Secretary of Knight Inc., KMGP and KMR.

4,198 (less than 1%)
_______________

(1)	Includes 7,979 Common Units owned by Mr. Kinder’s spouse. Mr. Kinder disclaims any and all beneficial or pecuniary interest in these Common Units.

(2)	On March 3, 2009, Mr. Listengart purchased 1,300 common units, resulting in total beneficial ownership by Mr. Listengart of 5,498 common units (less than 1%).

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
KNIGHT HOLDCO LLC

Set forth below are the name, current business address, citizenship, present principal occupation or employment and beneficial ownership of Common Units of each director and executive officer of Knight Holdco LLC (“Knight Holdco”). Unless otherwise indicated, the principal address of each person listed below is 500 Dallas Street, Suite 1000, Houston, Texas 77002. Each director or executive officer listed below is a citizen of the United States and, except as set forth below, has sole voting and dispositive power over all Common Units beneficially owned by him or her.

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) as of August 28, 2008, unless provided otherwise
Richard D. Kinder (1)

Mr. Kinder is a member of the Board of Managers and Chief Manager of Knight Holdco.  Mr. Kinder’s present principal occupation is Director, Chairman and Chief Executive Officer of Knight Inc., KMGP and KMR.

315,979 (less than 1%)
C. Park Shaper	Mr. Shaper is a member of the Board of Managers and President of Knight Holdco. Mr. Shaper’s present principal occupation is President and a Director of Knight Inc., KMGP and KMR.	4,000 (less than 1%)
Steven J. Kean (2)

Mr. Kean is a member of the Board of Managers and the Executive Vice President and Chief Operating Officer of Knight Holdco.  Mr. Kean’s present principal occupation is Executive Vice President and Chief Operating Officer of Knight Inc., KMGP and KMR.

─
Michael C. Morgan 5 Post Oak Park 4400 Post Oak Parkway Suite 1450 Houston, Texas 77027

Mr. Morgan is a member of the Board of Managers of Knight Holdco.  Mr. Morgan is the President and Chief Executive Officer of Portcullis Partners, LP, an entity engaged in investment management for its own account.

6,000 (less than 1%)
Fayez Sarofim (3) Fayez Sarofim & Co. Two Houston Center Suite 2907 Houston, Texas 77010

Mr. Sarofim is a member of the Board of Managers of Knight Holdco.  Mr. Sarofim’s present principal occupation is Chairman of the Board and President of Fayez, Sarofim & Co., an investment counseling firm.

7,036,553 (3.9%)
Henry Cornell Goldman, Sachs & Co. 85 Broad Street New York, NY 10004	Mr. Cornell is a member of the Board of Managers of Knight Holdco. Mr. Cornell’s present principal occupation is Managing Director of Goldman, Sachs & Co.	─

Name and Address (if different from above)	Present Principal Occupation and Position with Reporting Person	Number of Common Units Beneficially Owned (Percentage of Common Units Outstanding) as of August 28, 2008, unless provided otherwise
Kenneth Pontarelli Goldman, Sachs & Co. 85 Broad Street New York, NY 10004	Mr. Pontarelli is a member of the Board of Managers of Knight Holdco. Mr. Pontarelli’s present principal occupation is Managing Director of Goldman, Sachs & Co.	1,000 (less than 1%)
James M. McGinnis AIG Financial Products Corp. 50 Danbury Road Wilton, CT 06897	Mr. McGinnis is a member of the Board of Managers of Knight Holdco. Mr. McGinnis’ present principal occupation is Managing Director (Energy Group) of AIG Financial Products Corp.	─
Michael Miller 599 Lexington Avenue 25th Fl. New York, NY 10022	Mr. Miller is a member of the Board of Managers of Knight Holdco. Mr. Miller’s present principal occupation is Managing Director of AIG Global Investment Group.	─
Glenn Youngkin The Carlyle Group 1001 Pennsylvania Ave., NW Washington, DC 20004	Mr. Youngkin is a member of the Board of Managers of Knight Holdco. Mr. Youngkin’s present principal occupation is Managing Director of TCG Holdings, L.L.C.	─
Pierre F. Lapeyre, Jr. (4) Riverstone Holdings LLC 712 Fifth Ave., 51st Floor New York, New York 10019	Mr. Lapeyre is a member of the Board of Managers of Knight Holdco. Mr. Lapeyre’s present principal occupation is Senior Managing Director of Riverstone Holdings LLC.	─
Joseph Listengart (5)

Mr. Listengart is the Vice President, General Counsel and Secretary of Knight Holdco.  Mr. Listengart’s present principal occupation is Vice President, General Counsel and Secretary of Knight Inc., KMGP and KMR.

4,198 (less than 1%)
_______________

(1)	Includes 7,979 Common Units owned by Mr. Kinder’s spouse. Mr. Kinder disclaims any and all beneficial or pecuniary interest in these Common Units.

(2)	On March 3, 2009, Mr. Kean purchased 1,780 common units (less than 1%).

(3)
Based on Amendment No. 5 to Schedule 13G filed by Mr. Sarofim on February 14, 2007. Includes 2,300,000 Common Units over which Mr. Sarofim has sole voting and dispositive power, and 4,736,553 Common Units held in various investment advisory accounts management Fayez Sarofim & Co., Sarofim Trust Co. or Sarofim International Management Company, and with other trustees of trusts of which Mr. Sarofim is a trustee with respect to the securities held in such trusts.

(4)	Subsequent to August 28, 2008, Mr. Lapeyre acquired 2,526 common units.

(5)	On March 3, 2009, Mr. Listengart purchased 1,300 common units, resulting in total beneficial ownership by Mr.

Listengart of 5,498 common units (less than 1%).

INFORMATION CONCERNING THE SPONSORS

INFORMATION REGARDING GS CAPITAL PARTNERS V FUND, L.P., GSCP V OFFSHORE KNIGHT HOLDINGS, L.P., GSCP V GERMANY KNIGHT HOLDINGS, L.P., GS CAPITAL PARTNERS V INSTITUTIONAL, L.P., GS CAPITAL PARTNERS VI FUND, L.P., GSCP VI OFFSHORE KNIGHT HOLDINGS, LP, GSCP VI GERMANY KNIGHT HOLDINGS, L.P., GS CAPITAL PARTNERS VI PARALLEL, L.P., GS INFRASTRUCTURE KNIGHT HOLDINGS, L.P., GS INSTITUTIONAL INFRASTRUCTURE PARTNERS I, L.P., GS GLOBAL INFRASTRUCTURE PARTNERS I, L.P., GOLDMAN SACHS KMI INVESTORS, L.P., GSCP KMI INVESTORS, L.P., AND GSCP KMI INVESTORS OFFSHORE, L.P.

Each of GS Capital Partners V Fund, L.P., a Delaware limited partnership; GS Capital Partners V Institutional, L.P., a Delaware limited partnership; GS Capital Partners VI Fund, L.P., a Delaware limited partnership; and GS Capital Partners VI Parallel, L.P., a Delaware limited partnership was formed for the purpose to invest in equity, equity-related and debt securities primarily acquired in privately-negotiated transactions, leveraged acquisitions, reorganizations and other equity transactions. GSCP V Advisors, L.L.C., a Delaware limited liability company, is the sole general partner of GS Capital Partners V Fund, L.P.; GS Advisors V, L.L.C., a Delaware limited liability company, is the sole general partner of GS Capital Partners V Institutional, L.P; GSCP VI Advisors, L.L.C., a Delaware limited liability company, is the sole general partner of GS Capital Partners VI Fund, L.P.; and GS Advisors VI, L.L.C., a Delaware limited liability company, is the sole general partner of GS Capital Partners VI Parallel, L.P.

Each of GS Global Infrastructure Partners I, L.P., a Delaware limited partnership, and GS Institutional Infrastructure Partners I, L.P., a Delaware limited partnership was formed for the purpose to invest in equity, equity-related and debt securities in or relating to infrastructure assets or companies and infrastructure-related assets or companies. GS Infrastructure Advisors 2006, L.L.C., a Delaware limited liability company, is the sole general partner of each of GS Global Infrastructure Partners I, L.P. and GS Institutional Infrastructure Partners I, L.P.

Each of GSCP V Offshore Knight Holdings, L.P., a Delaware limited partnership; GSCP V Germany Knight Holdings, L.P., a Delaware limited partnership; GSCP VI Offshore Knight Holdings, L.P., a Delaware limited partnership; GSCP VI Germany Knight Holdings, L.P., a Delaware limited partnership; GS Infrastructure Knight Holdings, L.P., a Delaware limited partnership; Goldman Sachs KMI Investors, L.P., a Delaware limited partnership; GSCP KMI Investors, L.P., a Delaware limited partnership; and GSCP KMI Investors Offshore, L.P. a Cayman Islands exempted limited partnership was formed for the purpose to invest in Knight Holdco.

GS Capital Partners V Offshore Fund, L.P., a Cayman Islands exempted limited partnership, is the sole general partner of GSCP V Offshore Knight Holdings, L.P. and GSCP V Offshore Advisors, L.L.C., a Delaware limited liability company, is the sole general partner of GS Capital Partners V Offshore Fund, L.P. GSCP V GmbH Knight Holdings, LP, a German limited partnership, is the sole general partner of GSCP V Germany Knight Holdings, L.P. GS Capital Partners VI Offshore Fund, L.P. a Cayman Islands exempted limited partnership, is the sole general partner of GSCP VI Offshore Knight Holdings, L.P., and GSCP VI Offshore Advisors, L.L.C., a Delaware limited liability company, is the sole general partner of GS Capital Partners VI Offshore Fund, L.P. GSCP VI GmbH Knight Holdings, LP, a German limited partnership, is the sole general partner of GSCP VI Germany Knight Holdings, L.P. GS International Infrastructure Partners I, L.P., a Cayman Islands exempted limited partnership, is the sole general partner of GS Infrastructure Knight Holdings, L.P. and GS Infrastructure Advisors 2006, L.L.C., a Delaware limited liability company, is the sole general partner of GS International Infrastructure Partners I, L.P. GSCP KMI Advisors, L.L.C., a Delaware limited liability company, is the sole general partner of GSCP KMI Investors, L.P., GSCP KMI Offshore Advisors, Inc., a Delaware limited liability company, is the sole general partner of GSCP KMI Investors Offshore, L.P., and GS KMI Advisors, L.L.C., a Delaware limited liability company, is the sole general partner of Goldman Sachs KMI Investors, L.P.

The Goldman Sachs Group, Inc. is a Delaware corporation and a bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking , , securities and investment management firm. Goldman, Sachs & Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange and other national exchanges.

The principal business address of each entity listed above is 85 Broad Street, New York, NY 10004.

The name, position and present principal occupation of each executive officer of each of (i) GSCP V Advisors, L.L.C.; (ii) GSCP V Offshore Advisors, L.L.C.; (iii) GS Advisors V, L.L.C; (iv) GSCP VI Advisors, L.L.C.; (v) GSCP VI Offshore Advisors, L.L.C; and (vi) GS Advisors VI, L.L.C. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Hughes B. Lepic, Robert R. Gheewalla, Michael M. Furth, Martin A. Hintze and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Stephanie M. Hui, Sang Gyun Ahn, Steve Y. Sun, William Wang and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Ankur A. Sahu and Kota Igarashi is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Oliver Thym and Martin A. Hintze  are citizens of Germany; Ankur A. Sahu is a citizen of India; Steve Y. Sun and William Wang are citizens of the People’s Republic of China; Sang Gyun Ahn is a citizen of South Korea; Kota Igarashi  is a citizen of Japan; Stephanie M. Hui is a citizen of the United Kingdom and Michael M. Furth is a citizen of Ireland and the United States.

Name	Position	Present Principal Occupation
Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.
Ben I. Adler	Managing Director, Vice President, Assistant Secretary and Assistant General Counsel	Managing Director of Goldman, Sachs & Co.
Sang Gyun Ahn	Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
John E. Bowman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale Thomas G. Connolly	Managing Director and Vice President Managing Director and Vice President	Managing Director of Goldman, Sachs & Co. Managing Director of Goldman, Sachs & Co
Henry Cornell	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist	Managing Director, Vice President and Secretary	Managing Director of Goldman, Sachs & Co
Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International
Robert R. Gheewalla	Managing Director and Vice President	Managing Director of Goldman Sachs International
Joseph H. Gleberman	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Melina E. Higgins Martin A. Hintze	Managing Director and Vice President Managing Director and Vice President	Managing Director of Goldman, Sachs & Co. Managing Director of Goldman Sachs International
Stephanie M. Hui Kota Igarashi	Managing Director and Vice President Managing Director and Vice President	Managing Director of Goldman Sachs (Asia) L.L.C. Managing Director of Goldman Sachs (Japan) L.L.C.
Adrian M. Jones	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic	Managing Director and Vice President	Managing Director of Goldman Sachs International

Name	Position	Present Principal Occupation
Sanjeev K. Mehra	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Sanjay H. Patel	Managing Director and Vice President	Managing Director of Goldman Sachs International
Peter J. Perrone	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Managing Director and Vice President	Managing Director of Goldman, Sachs & Co.
Ankur A. Sahu	Managing Director and Vice President	Managing Director of Goldman Sachs (Japan) L.L.C.
Muneer A. Satter Steve Y. Sun	Managing Director and Vice President Managing Director and Vice President	Managing Director of Goldman, Sachs & Co. Managing Director of Goldman Sachs (Asia) L.L.C.
Oliver Thym William Wang	Managing Director and Vice President Managing Director and Vice President	Managing Director of Goldman, Sachs & Co. Managing Director of Goldman Sachs (Asia) L.L.C.
Andrew E. Wolff	Managing Director and Vice President	Managing Director of Goldman Sachs International
Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.

The name, position and present principal occupation of each executive officer of each of (i) GSCP V GmbH Knight Holdings and (ii) GSCP VI GmbH Knight Holdings, are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004,

All executive officers listed below are United States citizens.

Name	Position	Present Principal Occupation
Kenneth A. Pontarelli	President	Managing Director of Goldman, Sachs & Co.
Richard A. Friedman	Vice President	Managing Director of Goldman, Sachs & Co.
John E. Bowman	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist	Vice President and Secretary	Managing Director of Goldman, Sachs & Co
Philip W. Grovit	Vice President	Managing Director of Goldman, Sachs & Co.

The name and present principal occupation of each member of the Corporate Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP V Advisors, L.L.C., GSCP V Offshore Advisors, L.L.C., GS Advisors V, L.L.C., GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GSCP V Offshore Knight Holdings, L.P., GSCP V GmbH Knight Holdings, LP, GSCP V Germany Knight Holdings, L.P., GS Capital Partners V Institutional, L.P., GSCP VI Advisors, L.L.C., GSCP VI Offshore Advisors, L.L.C., GS Advisors VI, L.L.C., GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GSCP VI Offshore Knight Holdings, LP, GSCP VI GmbH Knight Holdings, LP, GSCP VI Germany Knight Holdings, L.P.,  GS Capital Partners VI Parallel, L.P., GSCP KMI Advisors, L.L.C., GSCP KMI Investors, L.P., GSCP KMI Offshore Advisors, Inc., GSCP KMI Investors Offshore, L.P., Goldman Sachs KMI  Advisors, L.L.C., and GS KMI Investors, L.P. are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Robert R. Gheewalla, Hughes B. Lepic, Martin Hintze  and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Andrew Wolff is 68/F Cheung Kong Centre, Hong Kong.

All members listed below are United States citizens, except as follows: Sarah E. Smith is a citizen of the United Kingdom; Hughes B. Lepic is a citizen of France; Martin A. Hintze  is a citizen of Germany, Adrian M. Jones is a citizen of Ireland; and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.
Muneer A. Satter	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Managing Director of Goldman, Sachs & Co.
Adrian M. Jones	Managing Director of Goldman, Sachs & Co.
Melina E. Higgins	Managing Director of Goldman, Sachs & Co.
Ben I. Adler	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.
Ankur A. Sahu	Managing Director of Goldman Sachs (Japan) L.L.C.
Andrew E. Wolff	Managing Director of Goldman Sachs (Asia) L.L.C.
Sarah E. Smith	Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla	Managing Director of Goldman, Sachs International
Hughes B. Lepic	Managing Director of Goldman, Sachs International
Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.
Sanjay H. Patel	Managing Director of Goldman, Sachs International
Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.
Martin A. Hintze	Managing Director of Goldman, Sachs International

The name, position and present principal occupation of each executive officer of GS Infrastructure Advisors 2006, L.L.C. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Peter Lyneham, is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

All executive officers listed below are United States citizens, except as follows: Julian C. Allen is a citizen of the United Kingdom; Peter Lyneham is a citizen of Australia; and Philippe L. Camu and Philippe H. Lenoble are citizens of Belgium.

Name	Position	Present Principal Occupation
Steven M. Feldman	President and Chairman	Managing Director of Goldman, Sachs & Co.
Julian C. Allen	Vice President, Secretary and Treasurer	Managing Director of Goldman, Sachs & Co.
Philippe L. Camu	Vice President	Managing Director of Goldman Sachs International
Ben I. Adler	Vice President	Managing Director of Goldman, Sachs & Co.
Renee Beaumont	Vice President	Vice President of Goldman, Sachs & Co.
Benjamin Hellweg	Vice President	Vice President of Goldman, Sachs & Co.
Jonathan Hunt	Vice President	Vice President of Goldman, Sachs & Co.

Name	Position	Present Principal Occupation
Peter Lyneham	Vice President	Vice President of Goldman Sachs International
Josephine Mortelliti	Vice President	Managing Director of Goldman, Sachs & Co.
Michael Kaufman	Vice President	Vice President of Goldman, Sachs & Co.
Thomas D. Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.
Peter G. Vermette	Vice President	Vice President of Goldman, Sachs & Co.
Philippe H. Lenoble	Vice President	Vice President of Goldman, Sachs & Co.
Andrew C. Right	Vice President	Vice President of Goldman, Sachs & Co.
Beverly L. O’Toole	Assistant Secretary	Managing Director of Goldman, Sachs & Co.
Elizabeth E. Beshel	Assistant Treasurer	Managing Director of Goldman, Sachs & Co.
Anthony Cesare	Assistant Treasurer	Vice President of Goldman, Sachs & Co.
Mitchell S. Weiss	Assistant Treasurer	Vice President of Goldman, Sachs & Co.

The name and principal occupation of each member of the Infrastructure  Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Infrastructure Advisors 2006, L.L.C. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Philippe L. Camu, Richard J. Butland, Simon B. Cresswell, Jean-Christophe Germani, Philippe H. Lenoble  and Richard Powers is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.  The business address of Sheara Fredman is 30 Hudson Street, Jersey City, NJ 07302.

All executive officers listed below are United States citizens, except as follows: Julian C. Allen and Richard J. Butland are citizens of the United Kingdom; Jean-Christophe Germani is a citizen of France; Simon B. Cresswell is a citizen of Australia; and Philippe L. Camu and Philippe H. Lenoble are citizens of Belgium.

Name	Present Principal Occupation
Steven M. Feldman	Managing Director of Goldman, Sachs & Co.
Philippe L. Camu	Managing Director of Goldman Sachs International
Richard Powers	Managing Director of Goldman Sachs International
Julian C. Allen	Managing Director of Goldman, Sachs & Co.
Thomas D. Ferguson	Managing Director of Goldman, Sachs & Co.
Richard J. Butland	Managing Director of Goldman Sachs International
Henry Cornell	Managing Director of Goldman, Sachs & Co.
Simon B. Cresswell	Vice President of Goldman Sachs International
Sheara Fredman	Managing Director of Goldman, Sachs & Co.
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
Jean-Christophe Germani	Managing Director of Goldman Sachs International
Scott L. Lebovitz	Managing Director of Goldman, Sachs & Co.
Philippe H. Lenoble	Managing Director of Goldman Sachs International
Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.

The name, position and present principal occupation of each executive officer of each of (i) GSCP KMI Advisors, L.L.C., and (ii) GSCP KMI Offshore Advisors, Inc. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

All executive officers listed below are United States citizens.

Name	Position	Present Principal Occupation
Michael E. Koester	President	Managing Director of Goldman, Sachs & Co.
Ben I. Adler	Vice President	Managing Director of Goldman, Sachs & Co.
John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist	Vice President and Secretary	Managing Director of Goldman, Sachs & Co.
Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Treasurer	Managing Director of Goldman, Sachs & Co.
Elizabeth Overbay	Vice President	Vice President of Goldman, Sachs & Co.
Scott Lebovitz	Vice President	Vice President of Goldman, Sachs & Co.

The name, position and present principal occupation of each executive officer of GS KMI Advisors, L.L.C. are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

All executive officers listed below are United States citizens.

Name	Position	Director Present Principal Occupation
Eric Lane	President	Managing Director of Goldman, Sachs & Co.
Larry Restieri	Vice President	Managing Director of Goldman, Sachs & Co.
Jennifer Barbetta	Vice President	Managing Director of Goldman, Sachs & Co.
John E. Bowman	Secretary	Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist	Vice President	Managing Director of Goldman, Sachs & Co
Kristin Olson	Vice President	Vice President of Goldman, Sachs & Co.
Ryan Boucher	Treasurer	Vice President of Goldman, Sachs & Co.

During the past five years, none of the persons or entities described above (i) has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or (ii) except as set forth below, was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.

In November 2002, the Securities and Exchange Commission (“SEC”), the National Association of Securities Dealers (“NASD”) and the New York Stock Exchange, Inc. (“NYSE”) alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman, Sachs & Co. (“Goldman Sachs”), consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of “hot” IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944). On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review of its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005. In May 2006, the SEC alleged that fourteen investment banking firms, including Goldman Sachs, violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.

As of the date hereof, both GS Group and Goldman Sachs, or another wholly-owned broker or dealer subsidiary of GS Group, may be deemed to beneficially own 3,450 Common Units, which were acquired in ordinary course trading activities. In addition, both GS Group and Goldman Sachs, or another wholly-owned subsidiary of GS Group, may be deemed to beneficially own 7,600 Common Units that are held in managed accounts on behalf of clients, for which both GS Group and Goldman Sachs, or such other subsidiary, or their respective employees, have investment discretion. Accordingly, as of the date hereof, both GS Group and Goldman Sachs may each be deemed to beneficially own an aggregate of 11,050 Common Units, over all of which units they share dispositive power and over 3,450 of such units they share voting power. Such 11,050 Common Units constitute <0.01% of the outstanding Common Units, based on the reported units outstanding. GS Group and Goldman Sachs disclaim beneficial ownership of Common Units held in managed accounts.

INFORMATION REGARDING CARLYLE PARTNERS IV KNIGHT, L.P. AND CP IV COINVESTMENT, L.P.

Carlyle Partners IV Knight, L.P. and CP IV Coinvestment, L.P. are owners of Class A Units of Knight Holdco LLC. TC Group IV, L.P. is the general partner of Carlyle Partners IV Knight, L.P. and CP IV Coinvestment, L.P.; TC Group IV Managing GP, L.L.C. is the general partner of TC Group IV, L.P.; TC Group, L.L.C. is the managing member of TC Group IV Managing GP, L.L.C.; and TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C. TCG Holdings, L.L.C. is managed by a three-person managing board, which is comprised of William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein.

During the last five years, none of the foregoing entities or natural persons have been (1) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Each of the entities listed above was organized in the State of Delaware. The business address for each of the entities and natural persons listed above is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, DC 20004-2505.

INFORMATION REGARDING CARLYLE/RIVERSTONE KNIGHT INVESTMENT PARTNERSHIP,
L.P., C/R ENERGY III KNIGHT NON-U.S. PARTNERSHIP, L.P., C/R KNIGHT PARTNERS,
L.P. AND C/R ENERGY COINVESTMENT III, L.P.

Carlyle/Riverstone Knight Investment Partnership, L.P., C/R Energy III Knight Non-U.S. Partnership, L.P., C/R Knight Partners, L.P. and C/R Energy Coinvestment III, L.P. are owners of Class A Units of Knight Holdco LLC. Carlyle/Riverstone Energy Partners III, L.P. is the general partner of Carlyle/Riverstone Knight Investment Partnership, L.P., C/R Energy III Knight Non-U.S. Partnership, L.P., C/R Knight Partners, L.P. and C/R Energy Coinvestment III, L.P. C/R Energy GP III, LLC is the general partner of Carlyle/Riverstone Energy Partners III, L.P. Riverstone Investment Services LLC and Carlyle Investment Management L.L.C. each have a 50% voting interest in C/R Energy GP III, L.L.C. TC Group, L.L.C. is the managing member of Carlyle Investment Management L.L.C. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C.. TCG Holdings, L.L.C. is managed by a three-person managing board, comprised of William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein. Riverstone Holdings LLC controls Riverstone Investment Services LLC. Riverstone Holdings LLC is managed by a two-person managing board, comprised of David M. Leuschen and Pierre F. Lapeyre, Jr.

During the last five years, none of the foregoing entities or natural persons has been (1) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The business address for each of Carlyle/Riverstone Knight Investment Partnership, L.P., C/R Energy III Knight Non-U.S. Partnership, L.P., C/R Knight Partners, L.P., C/R Energy Coinvestment III, L.P., Carlyle/Riverstone Energy Partners III, L.P., C/R Energy GP III, LLC, Riverstone Investment Services LLC, Riverstone Holdings LLC, David M. Leuschen and Pierre F. Lapeyre, Jr. is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 51st Floor, New York, NY 10019. Each of the entities listed above was organized in the State of Delaware.

The business address for each of Carlyle Investment Management L.L.C., TC Group, L.L.C., TCG Holdings, L.L.C., William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, DC 20004-2505.  Each of the entities listed above was organized in the State of Delaware.

INFORMATION REGARDING HIGHSTAR II KNIGHT ACQUISITION SUB, L.P., HIGHSTAR III KNIGHT ACQUISITION SUB, L.P., AIG HIGHSTAR CAPITAL III, L.P. AND HIGHSTAR KNIGHT PARTNERS, L.P.

American International Group, Inc., a Delaware corporation (“AIG”), is a holding company which, through its subsidiaries, is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG’s primary activities include both general and life insurance and retirement services operations. Other significant activities include financial services and asset management.

On September 22, 2008, AIG and the Federal Reserve Bank of New York (the “NY Fed”) entered into a revolving credit facility (as amended, the “Fed Credit Agreement”) and a Guarantee and Pledge Agreement. Pursuant to the Fed Credit Agreement, on March 4, 2009 AIG issued 100,000 shares of AIG Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share (the “Series C Preferred Stock”), to the AIG Credit Facility Trust (the “Trust”) established for the sole benefit of the United States Department of the Treasury. The Trust currently holds all of the outstanding shares of Series C Preferred Stock, which are, to the extent permitted by law, entitled to vote on all matters with the holders of shares of AIG’s common stock and, as of May 22, 2009, represent approximately, 79.81 percent of the voting power of AIG’s shareholders entitled to vote on such matters, on an as converted basis. The principal executive offices of AIG are located at 70 Pine Street, New York, New York 10270.

Each of AIG Highstar Capital III, L.P., a Delaware limited partnership, Highstar II Knight Acquisition Sub, L.P., a Delaware limited partnership, Highstar III Knight Acquisition Sub, L.P., a Delaware limited partnership, and Highstar Knight Partners, L.P., a Delaware limited partnership (collectively, the “Highstar Entities”), are investment fund vehicles. The principal executive office for each Highstar Entity is 599 Lexington Ave, 24th floor, NY, NY, 10022. Highstar II Knight Acquisition Sub, L.P. and Highstar III Knight Acquisition Sub, L.P. were formed for the purpose of holding a portion of AIG’s investment in Knight Holdco LLC. Highstar II Knight Acquisition Sub, L.P. is owned by AIG Highstar Capital II, L.P., a Delaware limited partnership, AIG Highstar Capital II Prism Fund, L.P., a Delaware limited partnership, and AIG Highstar Capital II, Overseas Investors Fund, L.P., a Delaware limited partnership. Highstar III Knight Acquisition Sub, L.P. is owned by AIG Highstar Capital III Prism Fund, L.P., a Cayman limited partnership. Each of AIG Highstar Capital II, L.P., AIG Highstar Capital II Prism Fund, L.P., AIG Highstar Capital II, Overseas Investors Fund, L.P., AIG Highstar Capital III Prism Fund, L.P. AIG Highstar Capital III, L.P. and Highstar Knight Partners, L.P. are investment fund vehicles that are controlled by AIG Global Investment Corp., a New Jersey corporation and a wholly-owned subsidiary of AIG (“AIGGIC”). AIG and the Highstar Entities are collectively referred to as the “AIG Entities”.

Starr International Company, Inc., a Panamanian corporation (“SICO”), has the sole power to vote and direct the disposition of 205,845,399 shares of common stock, par value $2.50 per share, of AIG (“AIG Shares”), 15,700,000 of which are held by Starr International Investments, Ltd., a wholly owned subsidiary of SICO, and 190,145,399 of which are held directly by SICO. C.V. Starr & Co., Inc., a Delaware corporation (“Starr”), has the shared power to vote and direct the disposition of 19,073,502 AIG Shares held by Starr (8,580,850 of which are held by the C.V. Starr & Co., Inc. Trust (“Starr Trust”), of which Starr is a beneficiary). Maurice R. Greenberg, a United States citizen, has the sole power to vote and direct the disposition of 2,487,500 AIG Shares, which may be acquired pursuant to incentive stock options previously granted by AIG to Mr. Greenberg as a then officer and director of AIG. Mr. Greenberg has shared power to vote and direct the disposition of 58,292,582 AIG Shares, 12,888,666 of which are held as a tenant in common with Mr. Greenberg’s wife, 71,417 of which are held in family trusts of which Mr. Greenberg is a trustee, 10,492,652 of which are held by Starr, 8,580,850 of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Greenberg is a trustee, 989,308 of which are held by the Maurice R. and Corinne P. Greenberg Family Foundation, Inc., a New York not-for-profit corporation (the “Greenberg Foundation”), of which Mr. Greenberg, his wife and family members are directors and 25,269,689 of which are held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, a Florida limited liability company (the “Greenberg Joint Tenancy Company”), of which the Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. (the “Greenberg Joint Tenancy Corporation”) is the managing member. Mr. Greenberg owns 27.27% of the common stock of Starr directly. The Greenberg Foundation has the shared power to vote and direct the disposition of 989,308 AIG Shares held directly by the Greenberg Foundation. The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of 25,269,689 AIG Shares held directly by the Greenberg Joint Tenancy Company. Universal Foundation, Inc., a Panamanian corporation (“Universal Foundation”) has the sole power to vote 2,112,119 AIG Shares held directly by it. Mr. Greenberg and Starr have the shared power to direct the disposition of the 2,112,119 AIG Shares held by the Universal Foundation. The Starr Trust has the shared power to vote and direct the disposition of 8,580,850 AIG Shares. Edward E. Matthews, a United States citizen, has the sole power to vote and direct the disposition of 281,875 AIG Shares, which may be acquired pursuant to incentive stock options previously granted by AIG to Mr. Matthews as a then officer and director of AIG. Mr. Matthews has shared power to vote and direct the disposition of 8,580,850 AIG Shares, all of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Matthews is a trustee.

The principal executive offices of SICO are located at Baarestrasse 101, CH-6300 Zug, Switzerland and it also maintains an office at Mercury House, 101 Front Street, Hamilton HM12, Bermuda. The principal executive offices of Starr, the Starr Trust and the Greenberg Foundation are located at 399 Park Avenue, 17th Floor, New York, New York 10022. The principal executive offices of Universal Foundation are located at Mercury House, 101 Front Street, Hamilton HM 12, Bermuda. The principal executive offices of the Greenberg Joint Tenancy Company are located at 35 Ocean Reef Drive, Key Largo, Florida 33037. The names of the directors and executive officers (“Covered Persons”) of the AIG Entities, SICO, Starr, Universal Foundation, the Greenberg Foundation, the Greenberg Joint Tenancy Company and the Starr Trust, their business addresses and principal occupations, including the business addresses and principal occupations of Messrs. Greenberg and Matthews, are set forth in Exhibit A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for Messrs. Greenberg and Matthews and each other Covered Person is also the address of the principal employer of such person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Tse and Walsh, who are British Subjects, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, Mr. Osborne, Ms Barclay, Mr. Johnson and Ms. Barnes, who are citizens of the United Kingdom, and Mr. Zalamea, Ms. Fernando and Mr. Colayco, who are citizens of the Republic of the Philippines.

All information provided in this Schedule 13D with respect to Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation, the Greenberg Joint Tenancy Company and Starr Trust and their respective directors and executive officers (including the share ownership information above) is provided based solely on the information set forth in the most recent amendment to Schedule 13D relating to AIG Shares filed on May 1, 2009 on behalf of Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation, the Greenberg Joint Tenancy Company and Starr Trust. This information has not been updated to reflect changes in the ownership by such parties of AIG Shares that are disclosed in filings made by one or more of such parties under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.

2006 Regulatory Settlements

In February 2006, AIG reached a final settlement with the Securities and Exchange Commission (“SEC”), the United States Department of Justice (“DOJ”), the Office of the New York Attorney General (“NYAG”) and the New York State Department of Insurance (“DOI”). The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG made payments or placed amounts in escrow in 2006 totaling approximately $1.64 billion, $225 million of which represented fines and penalties. The following is additional information regarding the settlements.

AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006: (a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933, as amended (“Securities Act”), and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1 of the Exchange Act; (b) ordering AIG to pay disgorgement; and (c) ordering AIG to pay a civil penalty.

In February 2006, AIG and the DOJ entered into a letter agreement. In the letter agreement, the DOJ notified AIG that in its view, AIG, acting through some of its employees, violated federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions. The settlement with the DOJ consists of, among other things, AIG’s cooperating with the DOJ in the DOJ’s ongoing criminal investigation, accepting responsibility for certain of its actions and those of its employees relating to these transactions and paying money into a fund. Also effective February 9, 2006, AIG entered into agreements with the NYAG and the DOI, settling claims under New York’s Martin Act and insurance laws, among other provisions, which were originally brought by the NYAG and the DOI in a civil complaint filed on May 26, 2005.

As part of these settlements, AIG has agreed to retain for a period of three years an independent consultant who will conduct a review that will include the adequacy of AIG’s internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

PNC Settlement

In November 2004, AIG and AIG Financial Products Corp., a Delaware corporation and wholly owned subsidiary of AIG (“AIGFP”), reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. (“PNC”), the marketing of transactions similar to the PNC transactions and related matters.

As part of the settlement, the SEC filed against AIG a civil complaint, based on the conduct of AIG primarily through AIGFP, alleging violations of certain antifraud provisions of the federal securities laws and for aiding and abetting violations of reporting and record keeping provisions of those laws. AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Exchange Act, Exchange Act rules and the Securities Act, ordering disgorgement of fees it received from the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

The DOJ filed against AIGFP PAGIC Equity Holding Corp. (“AIGFP PAGIC”), a wholly owned subsidiary of AIGFP, a criminal complaint alleging that AIGFP PAGIC violated federal securities laws by aiding and abetting securities law violations by PNC, in connection with a transaction entered into in 2001 with PNC that was intended to enable PNC to remove certain assets from its balance sheets. The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million. On January 17, 2006, the court approved an order dismissing the complaint with prejudice. AIGFP PAGIC has since been dissolved. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations. Except as set forth above, during the last five years, none of the AIG Entities, nor, to the knowledge of each of the AIG Entities, any of the executive officers and directors of the AIG Entities, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Each of the AIG Entities and, to the best of their knowledge, the executive officers and directors of the AIG Entities (as listed in Exhibit A) have not engaged in any transactions in the Common Units of the Issuer during the past sixty days. None of the AIG Entities has any available information regarding transactions in the Common Units of the Issuer by Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation, the Greenberg Joint Tenancy Company and the Starr Trust or their respective directors and executive officers.

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN INTERNATIONAL GROUP, INC.

Stephen F. Bollenbach	Director	Retired; Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation	9336 Civic Center Drive Beverly Hills, CA 90210
Dennis D. Dammerman	Director	Retired; Former Vice Chairman of the Board, General Electric Company and Chief Executive Officer of GE Capital Corporation (1998-2005)	105 Chapman Hill Road Saratoga Springs, NY 12866
Martin S. Feldstein	Director	Professor of Economics, Harvard University; President and Chief Executive Officer, National Bureau of Economic Research	National Bureau of Economic Research, Inc. 1050 Massachusetts Avenue, Room 240 Cambridge, MA 02138
Edward M. Liddy	Director and Executive Officer
Chairman and Chief Executive Officer, AIG (since 2008); prior thereto, Partner, Clayton, Dubilier & Rice, Inc. (during 2008); prior thereto, Chairman to the Board, The Allstate Corporation (Allstate) (1999 to 2008)

70 Pine Street, New York, New York 10270
George L. Miles, Jr.	Director	President and Chief Executive Officer, WQED Multimedia	4802 Fifth Avenue Pittsburgh, PA 15213
Suzanne Nora Johnson	Director	Former Vice Chairman and Chairman of the Global Markets Institute (2004 to 2007) and Head of Global Investment Research Division (2002 to 2007), The Goldman Sachs Group, Inc.	3000 West Olympic Blvd., Suite 2222 Santa Monica, CA 90404
Morris W. Offit	Director	Chairman, Offit Capital Advisors LLC; prior thereto, Co-Chief Executive Officer, Offit Hall Capital Management LLC (2002 to 2007); Founder and Former Chief Executive Officer, OFFITBANK	485 Lexington Avenue, 24th Floor New York, NY 10017
James F. Orr III	Director	Chairman of the Board of Trustees, The Rockefeller Foundation	128 Beacon Street Boston, MA 02116

Edmund S.W. Tse[1]	Director and Executive Officer	Senior Vice Chairman – Life Insurance	American International Assurance Co. 35/F AIG Tower 1 Connaught Road Central Hong Kong
Dr. Jacob A. Frenkel[2]	Executive Officer	Vice Chairman - Global Economic Strategies	70 Pine Street, New York, New York 10270
Anastasia D. Kelly[3]	Executive Officer	Vice Chairman, Legal, Human Resources, Corporate Communications and Corporate Affairs and General Counsel	70 Pine Street, New York, New York 10270
Paula Rosput Reynolds[4]	Executive Officer	Vice Chairman & Chief Restructuring Officer	70 Pine Street, New York, New York 10270
David L. Herzog	Executive Officer	Executive Vice President & Chief Financial Officer	70 Pine Street, New York, New York 10270
Rodney O. Martin, Jr.[1]	Executive Officer	Executive Vice President - Life Insurance	2929 Allen Parkway, Houston, Texas 77019
Kristian P. Moor	Executive Officer	Executive Vice President – AIG Property Casualty Group	175 Water Street, New York, New York 10038
Win J. Neuger[5]	Executive Officer	Executive Vice President	70 Pine Street, New York, New York 10270
Nicholas C. Walsh	Executive Officer	Executive Vice President – Foreign General Insurance	70 Pine Street, New York, New York 10270
Jay S. Wintrob	Executive Officer	Executive Vice President – Retirement Services	1 SunAmerica Center, Los Angeles, California 90067
William N. Dooley	Executive Officer	Senior Vice President – Financial Services	70 Pine Street, New York, New York 10270
Andrew J. Kaslow[6]	Executive Officer	Senior Vice President & Chief Human Resources Officer	70 Pine Street, New York, New York 10270
Robert E. Lewis	Executive Officer	Senior Vice President & Chief Risk Officer	70 Pine Street, New York, New York 10270
_____________________
1 On March 25, 2009, it was announced that Mr. Martin will be named Chairman, International Life and Retirement Services and Mr. Tse will retire, as of AIG’s Annual Meeting of Shareholders, scheduled for June 30, 2009.
2 From January, 2000 until joining AIG in May, 2004, Mr. Frenkel served as Chairman of Merrill Lynch International, Inc.
3 Prior to joining AIG in September, 2006, Ms. Kelly served as Executive Vice President and General Counsel of MCI/WorldCom. Previously, she was Senior Vice President and General Counsel of Sears, Roebuck and Co. from 1999 to 2003.
4 Ms. Reynolds was President and Chief Executive Officer of Safeco Corporation from January 2006 to September 2008 and Chairman from May 2008 to September 2008. Previously, Ms. Reynolds served as President and Chief Executive officer of AGL Resources, an Atlanta-based energy holding company, from 2000 to 2005 and Chairman from 2002 to 2005.
5 Effective January 14, 2009, Monika Maria Machon was elected Senior Vice President and Chief Investment Officer. Mr. Neuger remains an Executive Vice President of AIG.
6 From June 2004 until joining AIG in May, 2007, Mr. Kaslow was a managing partner of QuanStar Group, LLC (an advisory services firm), and from January 2002 until May 2004, Mr. Kaslow was Senior Executive Vice President of Human Resources for Vivendi Universal (an entertainment and telecommunications company).

Monika M. Machon	Executive Officer	Senior Vice President & Chief Investment Officer	70 Pine Street, New York, New York 10270
Brian T. Schreiber	Executive Officer	Senior Vice President – Global Planning and Analysis	70 Pine Street, New York, New York 10270

DIRECTORS AND EXECUTIVE OFFICERS OF STARR INTERNATIONAL COMPANY, INC.

Maurice R. Greenberg	Chairman of the Board and Director
Chairman of the Board and director, Starr International Company, Inc. and C.V. Starr & Co., Inc.; Chief Executive Officer, C.V. Starr & Co., Inc.; trustee of C.V. Starr & Co., Inc. Trust; member, director and Chairman of the Board, The Starr Foundation.

399 Park Avenue, 17th Floor, New York, New York 10022
Joseph C.H. Johnson	President and Director	President and Director	101 First Street, Hamilton, Bermuda HM 12
Edward E. Matthews	Managing Director and Director	Managing Director and director, Starr International Company, Inc.; director and President, C.V. Starr & Co., Inc.; trustee, C.V. Starr & Co., Inc. Trust; member and director, The Starr Foundation.	399 Park Avenue, 17th Floor, New York, New York 10022
Houghton Freeman	Director	President, Freeman Foundation	499 Taber Hill Road, Stowe, VT 05672
Lawrence S. Greenberg	Director	Private Equity Investor	399 Park Avenue, 17th Floor, New York, NY 10022
Bertil P-H Lundqvist	Director	Executive Vice President and General Counsel, C.V. Starr & Co., Inc.	399 Park Avenue, 17th Floor, New York, NY 10022
Howard I. Smith	Director	Vice Chairman-Finance and Secretary, C.V. Starr & Co., Inc.	399 Park Avenue, 17th Floor, New York, NY 10022
John J. Roberts	Director	Retired; Honorary Director, American International Group, Inc.	Concordia Farms P.O. Box 703, Easton, MD 21601
Cesar Zalamea	Director	President and Chief Executive Officer, Starr International Company (Asia), Limited	Suite 1405-7, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

DIRECTORS AND EXECUTIVE OFFICERS OF C.V. STARR & CO., INC.

Maurice R. Greenberg	Chairman of the Board, Director and Chief	(See above)	(See above)

Executive Officer
Howard I. Smith	Vice Chairman-Finance and Secretary and Director	(See above)	(See above)
Edward E. Matthews	President and Director	(See above)	(See above)
Houghton Freeman	Director	(See above)	(See above)
John J. Roberts	Director	(See above)	(See above)
Bertil P-H Lundqvist	Director	(See above)	(See above)
Lawrence S. Greenberg	Director	(See above)	(See above)

DIRECTORS AND EXECUTIVE OFFICERS OF UNIVERSAL FOUNDATION, INC.

Stuart Osborne	President and Director	President of Universal Foundation	Mercury House 101 Front Street Hamilton HM 12, Bermuda
Eligia G. Fernando	Director	Retired	Mercury House 101 Front Street Hamilton HM 12, Bermuda
Cesar C. Zalamea	Director	(See above)	(See above)
Aloysius B. Colayco	Director	Managing Director, Argosy Partners	Argosy Partners 8th Floor, Pacific Star Building Makati City, Philippines
Jennifer Barclay	Secretary	Secretary of Universal Foundation	Mercury House 101 Front Street Hamilton HM 12, Bermuda
Margaret Barnes	Treasurer	Treasurer of Universal Foundation	Baarerstrasse 101 CH-6300 Zug, Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF THE MAURICE R. AND CORRINE P. GREENBERG FAMILY FOUNDATION, INC.

Maurice R. Greenberg	Chairman and Director	(See above)	(See above)
Corrine P. Greenberg	President and Director	President and Director, Greenberg Foundation	399 Park Avenue, 17th Floor New York, New York 10022
Jeffrey W. Greenberg	Vice President and Director	Vice President and Director, Greenberg Foundation	399 Park Avenue, 17th Floor New York, New York 10022

Evan G. Greenberg	Vice President and Director	President and Chief Executive Officer, ACE Limited	399 Park Avenue, 17th Floor New York, New York 10022
Lawrence S. Greenberg	Vice President and Director	(See above)	(See above)
Shake Nahapetian	Treasurer	Administrative Assistant, CV Starr & Co., Inc.	399 Park Avenue, 17th Floor New York, New York 10022

DIRECTOR AND EXECUTIVE OFFICER OF THE MAURICE R. AND CORRINE P. GREENBERG JOINT TENANCY CORPORATION, INC.

Maurice R. Greenberg	Chairman, CEO, President, Treasurer, Secretary and Director	(See above)	(See above)

DIRECTORS AND TRUSTEES OF THE C.V. STARR & CO., INC. TRUST

Maurice R. Greenberg	Chairman, and Director, Trustee	(See above)	(See above)
Edward E. Matthews	Director and Trustee	(See above)	(See above)
Howard I. Smith	Director and Trustee	(See above)	(See above)

DIRECTORS AND EXECUTIVE OFFICERS OF AIG GLOBAL INVESTMENT CORP.

Win J. Neuger	Chairman, CEO and Director	(See above)	(See above)
Hans Karl-Erik Danielson	Director	Senior Managing Director	599 Lexington Ave, 25th floor, NY, NY, 10022
Steven Guterman	Executive Officer	Senior Managing Director	599 Lexington Ave, 25th floor, NY, NY, 10022
Jeffrey J. Hurd	Executive Officer	Senior Managing Director	599 Lexington Ave, 25th floor, NY, NY, 10022

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